[redacted]

09035310

NO ACT

PE 12-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 2 4 2009
Washington, DC 20549

February 24, 2009

Jeremy Kream
Senior Vice President
and Senior Managing Counsel
State Street Corporation
State Street Financial Center
One Lincoln Street
Boston, MA 02111

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-24-09

Re: State Street Corporation
Incoming letter dated December 24, 2008

Dear Mr. Kream:

This is in response to your letters dated December 24, 2008 and January 13, 2009 concerning the shareholder proposal submitted to State Street by Walden Asset Management, The Marianist Province of the United States, and Pax World Mutual Funds. We also have received a letter from Pax World dated January 23, 2009 and a letter from Walden Asset Management dated January 26, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Timothy Smith
Senior Vice President
Walden Asset Management
One Beacon Street
Boston, MA 02108

February 24, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: State Street Corporation
Incoming letter dated December 24, 2008

The proposal requests that the board initiate a review of and consider updating SSgA's proxy voting policies, taking into account State Street's own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented, and report the results of the review to investors.

There appears to be some basis for your view that State Street may exclude the proposal under rule 14a-8(i)(7), as relating to State Street's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if State Street omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which State Street relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Walden Asset Management
Investing for social change since 1975

January 26, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street NW
Washington, DC 20549

Re: Response to State Street Corporation's Notice of Intent to Omit a Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

We are responding to the December 24 letter by David Phelan (referred henceforth as the "No Action" letter), General Counsel of State Street Corporation. The No Action request seeks to omit the shareholder resolution submitted by Walden Asset Management, Pax World Funds and the Marianists, asking for a review of SSgA's proxy voting policies.

State Street offers three arguments to omit the proposal:

1. If implemented, fundamental aspects of the proposal would cause the Company to violate federal and state law, and the proposal therefore may be excluded under Rule 14a-8(i)(2);

2. The proposal addresses ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7); and

3. The proposal has been substantially implemented

A Division of Boston Trust & Investment Management Company
One Beacon Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 fax: 617.227.3664

1. The Proposal would cause the Company to violate federal and state law.

The argument that the shareholder resolution is contrary to federal and state law is based on a mischaracterization of the nature of our request as put forth in the proposal. Contrary to the assertions in the No Action letter, State Street is not being asked by the proponents to deviate from its fiduciary commitment to protect the "economic value of the plan's investment" or to subordinate the interests of beneficiaries to "unrelated objectives." We contend, however, that State Street's apparent blanket dismissal of shareholder proposals addressing environmental or social matters represents a failure to carry out its proxy voting processes in a responsible manner.

We do not believe State Street's argument is legally sound, and ironically, it is in direct contradiction to numerous publicly stated policies, positions and business actions of the Company. We believe ESG (environmental, social and governance) analysis is consistent with a manager's fiduciary duty to make investment and proxy voting decisions in the long term best interests of beneficial owners.

State Street's public declaration and demonstration of the importance of corporate social responsibility and sustainability.

State Street claims publicly, in management addresses and published Corporate Social Responsibility (CSR) Reports that ESG factors affect long term shareholder value. The resolution proponents share this view as do hundreds of major global companies that publish Sustainability or CSR reports. Curiously, State Street's No Action request suggests that this line of thinking subverts its fiduciary responsibility with respect to proxy voting.

State Street's oft stated position is that issues such as climate change can and do have an impact on shareholder value. To that end, State Street has taken ownership positions in GovernanceMetrics International and Innovest, research organizations whose business models focus on harnessing the economic value of ESG analysis. CEO Ronald Logue states in the 2007 CSR report that making "corporate responsibility a bigger part of our day-to-day operations remains a top priority for State Street." On page 22 under the section entitled *Helping Customers Invest Responsibly*, in reference to $80 billion in assets under management incorporating ESG factors, State Street reported:

> "Today, investors are more actively engaged with ESG issues than ever before, and companies recognize that incorporating ESG factors into their business models, not only improves their standards of corporate behavior, but may also enhance shareholder value. Using outside resources, including research from Innovest Strategic Value Advisors and Governance Metrics International (GMI), two firms in which we have a financial stake, State Street makes an ongoing effort to help investors manage ESG factors across the risk

and return spectrum by developing active investment strategies with ESG overlays and passive ESG indices, and identifying new markets and asset classes."

Moreover, on page 19 of the same report, State Street explains:

"Increasingly our customers and potential customers are placing emphasis on CSR issues in the competitive bidding process...We help make it possible for our customers to meet their own CSR mandates by developing environmental, social and governance (ESG) investment opportunities and by helping our investment servicing customers analyze their investments based on ESG, compliance and risk criteria."

For many years State Street has delivered a forthright and unequivocal message – that ESG factors are good for business and may enhance shareholder value. This position and demonstrated leadership has helped the Company earn considerable respect and interest from many investors and clients, both as a corporation and as an investor that considers ESG factors in the investment process. How then can State Street argue in the No Action letter that it is inappropriate to consider such factors in its role as a fiduciary for proxy voting purposes?

Specifically, Mr. Phelan argues:

In SSgA's role as an investment manager, making [proxy] determinations on grounds other than the best interests of its clients, and specifically the best *economic* interests of its clients, would constitute a breach of its fiduciary duties under U.S. federal and Massachusetts state law, which would expose SSgA to financial, litigation and reputational risk."

Respectfully, we view this statement as a classic "straw man" argument. The implication is that the shareholder proponents support proxy voting policies that are not in the best economic interests of the beneficial owners – a gross misrepresentation of our position. Mr. Phelan's legal brief ignores State Street's own testimony as to how ESG factors can affect shareholder value, a position we *share* with the company. We agree with State Street when it reports time and time again that an issue such as climate change may have a material impact on shareholder value. We believe a prudent fiduciary focused on the economic interests of clients should consider ESG factors to determine if they are material to the protection or creation of long term shareholder value.

Academic research on ESG materiality.

There is a substantial and growing body of peer-reviewed literature that shows the materiality of ESG factors, or that portfolios constructed using some or all of these factors are competitive with or outperform portfolios constructed using financial metrics alone. Two relatively recent studies are noteworthy as they draw synthetic conclusions from many other individual studies. The first, a meta-analysis by Marc Orlitzky, Frank L. Schmidt, Sara L. Rynes, analyzes 52 individual studies representing over 33,800 observations, and concludes that there is financial value to social and environmental performance; moreover, the analysis concludes that the idea that social virtue can only be had at the expense of financial performance is not justified by the evidence. Orlitzky, Schmidt, and Rynes conclude:

> Theoretically, portraying managers' choices with respect to CSP and CFP as an either/or trade-off is not justified in light of 30 years of empirical data. This meta-analysis has shown that (1) across studies, CSP is positively correlated with CFP, (2) the relationship tends to be bidirectional and simultaneous, (3) reputation appears to be an important mediator of the relationship, and (4) stakeholder mismatching, sampling error, and measurement error can explain between 15 percent and 100 percent of the cross-study variation in various subsets of CSP–CFP correlations. Corporate virtue in the form of social and, to a lesser extent, environmental responsibility is rewarding in more ways than one.[1]

Similarly, a more recent study by the United Nations Environment Programme Finance Initiatives, *Demystifying Responsible Investment Performance*, examined 20 academic studies chosen because they (1) had been published in peer reviewed academic journals or were working papers that applied and extended finance theory to study ESG factors, (2) provided a good representation of various ESG factors and covered a wide range of research methods and geography; and (3) had been influential in terms of broadening the application of traditional finance theory to so-called extra-financial factors. The analysis was conducted by Mercer Investment Consulting and Mercer's own summary reports as follows:

> "Of the 20 academic studies reviewed in this report, it is interesting to see evidence of a positive relationship between ESG factors and portfolio performance in half of these, with 7 reporting a neutral effect and 3 a negative association. A combination of short data samples, variability in data sources and different geographic regions probably explains the divergence in results. While many of the academic studies focus on examining the impact of screened versus traditional portfolio returns, others consider the effect of voting and engagement activities on firm and portfolio performance, as well as integration into stock selection and portfolio construction. On balance, the evidence suggests that there at least does not appear to be a performance penalty from taking wider factors into account in the investment management process."[2]

---

[1] Marc Orlitzky, Frank L. Schmidt, Sara L. Rynes, Corporate Social and Financial Performance: A Meta-Analysis, *Organization Studies* 24(3), 403-441, 2003.

[2] United Nations Environment Programme Finance Initiatives and Mercer, *Demystifying Responsible Investment Performance,* Asset Management Working Group, October 2007.

Independent proxy advisory firms consider ESG factors in proxy voting recommendations.

Increasingly, leading proxy advisory firms support the contention that ESG performance can have a material impact on long term financial performance. For example, out of 26 resolutions on climate change that went to a vote in 2008, 19 were supported by RiskMetrics (or ISS) and 15 by Proxy Governance, two of the three major proxy advisory firms.

In recommending support of a 2008 shareholder resolution at ExxonMobil calling for the adoption of quantitative goals to reduce greenhouse gas (GHG) emissions from products and operations, RiskMetrics concluded:

> "ISS believes that the adoption of GHG emission targets for ExxonMobil's products and operations would be beneficial for both the company and its shareholders by providing insight into the company's ability to maintain its leadership position in the market by ensuring continued compliance with developing legislation and consumer demand relating to GHG emissions."

In another example from the same ExxonMobil proxy statement, RiskMetrics supported a request for the company to adopt a policy on renewable energy research, development and sourcing because:

> "Based on the long-term value to ExxonMobil and its shareholders of having a more comprehensive policy on renewable energy research, development, and sourcing in the face of current shifting marketplace trends which have been shaped by long-term concerns over energy security and climate change, ISS believes this proposal warrants shareholder support."

Certainly, SSgA's own analyses of these two ExxonMobil shareholder proposals could have appropriately justified its decision to vote against them. Yet we believe such recommendations from leading independent proxy advisory firms, whose very business is to serve the best economic interests of their clients, should send a cautionary signal to State Street and dispel completely Mr. Phelan's assertion that ESG matters "are inappropriate and unlawful considerations for SSgA as a fiduciary to its Clients."

To summarize, State Street has itself made a strong case that ESG factors are relevant, and in some cases critical, to the creation of long term shareholder value. Increasingly, academic literature and independent proxy advisors appear to support this position as well. It is no surprise then that global investors who are members of the Principles for Responsible Investing, representing over $16 trillion in assets in 2008, call for the integration of ESG analysis in investment decision-making, including proxy voting practices. Hence, in our opinion, ignoring ESG factors in the proxy voting process (other than client directed in State Street's case) would seem to be the real breach of fiduciary duty.

In the current economic and financial market environment, well-crafted shareholder resolutions on ESG topics such as unscrupulous lending practices, executive compensation accountability, and management of risks and opportunities associated with climate change deserve serious and thoughtful attention by corporate management. Certainly, it would be imprudent for the Securities and Exchange Commission (SEC) to sanction State Street's argument that these issues are *always* unrelated to the economic interests of shareholders, as demonstrated by the Company's record of systematically voting against such shareholder proposals.

2. The Proposal is a matter of ordinary business.

State Street's No Action letter argues that the shareholder proposal addresses ordinary business matters and can therefore be omitted. State Street claims that proxy voting is not subject to direct shareholder oversight as it is fundamental to management's ability to run the Company on a day-to-day basis and suggests that the proponents of the proposal seek to micromanage SSgA.

The filers of the resolution, however, do not believe that a request for a Board review of SSgA's proxy voting policies represents micromanaging, nor should it be characterized as ordinary business under Rule 14a-8(i)(7). The resolution addresses major policy issues through the substance of proxy proposals that go far beyond day-to-day business decisions.

The SEC makes it clear that proxy voting is an important component of an investment manager's fiduciary duty as it addresses significant matters of policy. Indeed when the SEC first proposed that mutual funds annually disclose their proxy voting policies and records, the Commission articulated a strong and convincing case that a proxy vote is an asset and therefore mutual funds must disclose how they managed this asset by providing a record of each and every proxy vote.

Proxy voting has important policy implications for the companies in which SSgA invests, as well as for SSgA's clients. Whether a proxy initiative is a management resolution on a proposed merger or a shareholder resolution on a governance reform or climate change, the outcome of the vote can have a material economic impact on the company and on shareholder value. Hence, voting policies of investment managers such as SSgA are integral to protecting the value of their assets under management. If an investment manager does not appear to be thoughtfully carrying out its voting responsibilities, we believe its shareholders have the right to ask the Board to review proxy voting policies. (As an aside, we note that other mainstream investment managers and mutual fund families have acknowledged the need for such a review and update, including Goldman Sachs, T. Rowe Price and Northern Trust.)

Proxy voting policies and practices are not a mundane detail of management decisions. They affect important policy matters that deserve scrutiny by the Board. State Street raises the ordinary business argument in a time when conventional wisdom is being turned on its head by the national and global economic crisis.

Conventional wisdom would have argued that a financial institution's lending policies were certainly ordinary business. However, predatory and high risk lending by some leaders, not only victimized borrowers but also jeopardized the very foundation of specific banks and the overall banking system, a major national policy issue. In hindsight, a broad based policy review at Board level may have proved beneficial to shareholders of many financial institutions.

Conventional wisdom would have argued that questions about how financial institutions packaged and traded loans as new investment instruments was within management's discretion and therefore was ordinary business. Who would argue today that investors have no right to ask for information or a policy review on such issues? Far from micromanaging, asking these questions has the potential to protect shareholder value, and consequently, is part and parcel of our fiduciary obligation as investors.

State Street's ordinary business argument attempts to turn the clock back in time by characterizing questions about important policy matters as micromanaging. Particularly given State Street's record of voting against the recommendation of RiskMetrics, its proxy advisory firm, on some ESG related shareholder proposals, we believe it is legitimate to ask if the interests of investors in State Street are being protected under the current proxy process.

The No Action letter further argues that the review requested is "inward looking." We disagree. It is simply incorrect to assert that the review requested focuses narrowly on an internal analysis of the impact on State Street's reputation, risks and liabilities. A resolution calling for a review of SSgA's proxy voting policies is not an exercise in minutiae. We are requesting a broad based review of policies to examine how a prudent fiduciary can best protect and enhance an investor's long term economic interest.

Finally, State Street claims that our resolution asks the Board to modify its voting policies based on a review of the business case for *each* shareholder proposal previously voted by SSgA, including an assessment as to whether SSgA properly evaluated the proposal's environmental as well as the economic costs and benefits. This is not correct. The resolution does not call for such micromanaging, but rather seeks an overall policy review and update with respect to the general ESG issues that come before SSgA in the proxy process.

3. The proposal has been sustainability implemented.

The argument that our shareholder proposal has been implemented is unconvincing. Walden Asset Management understands from its discussion with State Streets' Management that they are very comfortable with their present proxy voting policies on environmental and social issues and see no reason for a review or update. We do not believe that the requested review has been conducted, nor has the outcome of any review been reported to investors. The resolution can not be considered "substantially implemented."

Sincerely,

Timothy Smith
Senior Vice President

Cc: David Phelan – State Street
Joe Keefe – Pax World Funds
Steve O'Neil - Marianists

Walden Asset Management

Investing for social change since 1975

January 26, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street NW
Washington, DC 20549

Re: Response to State Street Corporation's Notice of Intent to Omit a Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

We are responding to the December 24 letter by David Phelan (referred henceforth as the "No Action" letter), General Counsel of State Street Corporation. The No Action request seeks to omit the shareholder resolution submitted by Walden Asset Management, Pax World Funds and the Marianists, asking for a review of SSgA's proxy voting policies.

State Street offers three arguments to omit the proposal:

1. If implemented, fundamental aspects of the proposal would cause the Company to violate federal and state law, and the proposal therefore may be excluded under Rule 14a-8(i)(2);

2. The proposal addresses ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7); and

3. The proposal has been substantially implemented

1. **The Proposal would cause the Company to violate federal and state law.**

The argument that the shareholder resolution is contrary to federal and state law is based on a mischaracterization of the nature of our request as put forth in the proposal. Contrary to the assertions in the No Action letter, State Street is not being asked by the proponents to deviate from its fiduciary commitment to protect the "economic value of the plan's investment" or to subordinate the interests of beneficiaries to "unrelated objectives." We contend, however, that State Street's apparent blanket dismissal of shareholder proposals addressing environmental or social matters represents a failure to carry out its proxy voting processes in a responsible manner.

We do not believe State Street's argument is legally sound, and ironically, it is in direct contradiction to numerous publicly stated policies, positions and business actions of the Company. We believe ESG (environmental, social and governance) analysis is consistent with a manager's fiduciary duty to make investment and proxy voting decisions in the long term best interests of beneficial owners.

State Street's public declaration and demonstration of the importance of corporate social responsibility and sustainability.

State Street claims publicly, in management addresses and published Corporate Social Responsibility (CSR) Reports that ESG factors affect long term shareholder value. The resolution proponents share this view as do hundreds of major global companies that publish Sustainability or CSR reports. Curiously, State Street's No Action request suggests that this line of thinking subverts its fiduciary responsibility with respect to proxy voting.

State Street's oft stated position is that issues such as climate change can and do have an impact on shareholder value. To that end, State Street has taken ownership positions in GovernanceMetrics International and Innovest, research organizations whose business models focus on harnessing the economic value of ESG analysis. CEO Ronald Logue states in the 2007 CSR report that making "corporate responsibility a bigger part of our day-to-day operations remains a top priority for State Street." On page 22 under the section entitled *Helping Customers Invest Responsibly*, in reference to $80 billion in assets under management incorporating ESG factors, State Street reported:

> "Today, investors are more actively engaged with ESG issues than ever before, and companies recognize that incorporating ESG factors into their business models, not only improves their standards of corporate behavior, but may also enhance shareholder value. Using outside resources, including research from Innovest Strategic Value Advisors and Governance Metrics

A Division of Boston Trust & Investment Management Company
One Beacon Street, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

International (GMI), two firms in which we have a financial stake, State Street makes an ongoing effort to help investors manage ESG factors across the risk and return spectrum by developing active investment strategies with ESG overlays and passive ESG indices, and identifying new markets and asset classes."

Moreover, on page 19 of the same report, State Street explains:

"Increasingly our customers and potential customers are placing emphasis on CSR issues in the competitive bidding process...We help make it possible for our customers to meet their own CSR mandates by developing environmental, social and governance (ESG) investment opportunities and by helping our investment servicing customers analyze their investments based on ESG, compliance and risk criteria."

For many years State Street has delivered a forthright and unequivocal message – that ESG factors are good for business and may enhance shareholder value. This position and demonstrated leadership has helped the Company earn considerable respect and interest from many investors and clients, both as a corporation and as an investor that considers ESG factors in the investment process. How then can State Street argue in the No Action letter that it is inappropriate to consider such factors in its role as a fiduciary for proxy voting purposes?

Specifically, Mr. Phelan argues:

In SSgA's role as an investment manager, making [proxy] determinations on grounds other than the best interests of its clients, and specifically the best *economic* interests of its clients, would constitute a breach of its fiduciary duties under U.S. federal and Massachusetts state law, which would expose SSgA to financial, litigation and reputational risk."

Respectfully, we view this statement as a classic "straw man" argument. The implication is that the shareholder proponents support proxy voting policies that are not in the best economic interests of the beneficial owners – a gross misrepresentation of our position. Mr. Phelan's legal brief ignores State Street's own testimony as to how ESG factors can affect shareholder value, a position we *share* with the company. We agree with State Street when it reports time and time again that an issue such as climate change may have a material impact on shareholder value. We believe a prudent fiduciary focused on the economic interests of clients should consider ESG factors to determine if they are material to the protection or creation of long term shareholder value.

Academic research on ESG materiality.

There is a substantial and growing body of peer-reviewed literature that shows the materiality of ESG factors, or that portfolios constructed using some or all of these factors are competitive with or outperform portfolios constructed using financial metrics alone. Two relatively recent studies are noteworthy as they draw synthetic conclusions from many other individual studies. The first, a meta-analysis by Marc Orlitzky, Frank L. Schmidt, Sara L. Rynes, analyzes 52 individual studies representing over 33,800 observations, and concludes that there is financial value to social and environmental performance; moreover, the analysis concludes that the idea that social virtue can only be had at the expense of financial performance is not justified by the evidence. Orlitzky, Schmidt, and Rynes conclude:

> Theoretically, portraying managers' choices with respect to CSP and CFP as an either/or trade-off is not justified in light of 30 years of empirical data. This meta-analysis has shown that (1) across studies, CSP is positively correlated with CFP, (2) the relationship tends to be bidirectional and simultaneous, (3) reputation appears to be an important mediator of the relationship, and (4) stakeholder mismatching, sampling error, and measurement error can explain between 15 percent and 100 percent of the cross-study variation in various subsets of CSP–CFP correlations. Corporate virtue in the form of social and, to a lesser extent, environmental responsibility is rewarding in more ways than one.[1]

Similarly, a more recent study by the United Nations Environment Programme Finance Initiatives, *Demystifying Responsible Investment Performance*, examined 20 academic studies chosen because they (1) had been published in peer reviewed academic journals or were working papers that applied and extended finance theory to study ESG factors, (2) provided a good representation of various ESG factors and covered a wide range of research methods and geography; and (3) had been influential in terms of broadening the application of traditional finance theory to so-called extra-financial factors. The analysis was conducted by Mercer Investment Consulting and Mercer's own summary reports as follows:

> "Of the 20 academic studies reviewed in this report, it is interesting to see evidence of a positive relationship between ESG factors and portfolio performance in half of these, with 7 reporting a neutral effect and 3 a negative association. A combination of short data samples, variability in data sources and different geographic regions probably explains the divergence in results. While many of the academic studies focus on examining the impact of screened versus traditional portfolio returns, others consider the effect of voting and engagement activities on firm and portfolio performance, as well as integration into stock selection and portfolio construction. On balance, the evidence suggests that there at least does not appear to be a performance penalty from taking wider factors into account in the investment management process."[2]

---

[1] Marc Orlitzky, Frank L. Schmidt, Sara L. Rynes, Corporate Social and Financial Performance: A Meta-Analysis, *Organization Studies* 24(3), 403-441, 2003.

[2] United Nations Environment Programme Finance Initiatives and Mercer, *Demystifying Responsible Investment Performance,* Asset Management Working Group, October 2007.

Independent proxy advisory firms consider ESG factors in proxy voting recommendations.

Increasingly, leading proxy advisory firms support the contention that ESG performance can have a material impact on long term financial performance. For example, out of 26 resolutions on climate change that went to a vote in 2008, 19 were supported by RiskMetrics (or ISS) and 15 by Proxy Governance, two of the three major proxy advisory firms.

In recommending support of a 2008 shareholder resolution at ExxonMobil calling for the adoption of quantitative goals to reduce greenhouse gas (GHG) emissions from products and operations, RiskMetrics concluded:

> "ISS believes that the adoption of GHG emission targets for ExxonMobil's products and operations would be beneficial for both the company and its shareholders by providing insight into the company's ability to maintain its leadership position in the market by ensuring continued compliance with developing legislation and consumer demand relating to GHG emissions."

In another example from the same ExxonMobil proxy statement, RiskMetrics supported a request for the company to adopt a policy on renewable energy research, development and sourcing because:

> "Based on the long-term value to ExxonMobil and its shareholders of having a more comprehensive policy on renewable energy research, development, and sourcing in the face of current shifting marketplace trends which have been shaped by long-term concerns over energy security and climate change, ISS believes this proposal warrants shareholder support."

Certainly, SSgA's own analyses of these two ExxonMobil shareholder proposals could have appropriately justified its decision to vote against them. Yet we believe such recommendations from leading independent proxy advisory firms, whose very business is to serve the best economic interests of their clients, should send a cautionary signal to State Street and dispel completely Mr. Phelan's assertion that ESG matters "are inappropriate and unlawful considerations for SSgA as a fiduciary to its Clients."

To summarize, State Street has itself made a strong case that ESG factors are relevant, and in some cases critical, to the creation of long term shareholder value. Increasingly, academic literature and independent proxy advisors appear to support this position as well. It is no surprise then that global investors who are members of the Principles for Responsible Investing, representing over $16 trillion in assets in 2008, call for the integration of ESG analysis in investment decision-making, including proxy voting practices. Hence, in our opinion, ignoring ESG factors in the proxy voting process (other than client directed in State Street's case) would seem to be the real breach of fiduciary duty.

In the current economic and financial market environment, well-crafted shareholder resolutions on ESG topics such as unscrupulous lending practices, executive compensation accountability, and management of risks and opportunities associated with climate change deserve serious and thoughtful attention by corporate management. Certainly, it would be imprudent for the Securities and Exchange Commission (SEC) to sanction State Street's argument that these issues are *always* unrelated to the economic interests of shareholders, as demonstrated by the Company's record of systematically voting against such shareholder proposals.

2. The Proposal is a matter of ordinary business.

State Street's No Action letter argues that the shareholder proposal addresses ordinary business matters and can therefore be omitted. State Street claims that proxy voting is not subject to direct shareholder oversight as it is fundamental to management's ability to run the Company on a day-to-day basis and suggests that the proponents of the proposal seek to micromanage SSgA.

The filers of the resolution, however, do not believe that a request for a Board review of SSgA's proxy voting policies represents micromanaging, nor should it be characterized as ordinary business under Rule 14a-8(i)(7). The resolution addresses major policy issues through the substance of proxy proposals that go far beyond day-to-day business decisions.

The SEC makes it clear that proxy voting is an important component of an investment manager's fiduciary duty as it addresses significant matters of policy. Indeed when the SEC first proposed that mutual funds annually disclose their proxy voting policies and records, the Commission articulated a strong and convincing case that a proxy vote is an asset and therefore mutual funds must disclose how they managed this asset by providing a record of each and every proxy vote.

Proxy voting has important policy implications for the companies in which SSgA invests, as well as for SSgA's clients. Whether a proxy initiative is a management resolution on a proposed merger or a shareholder resolution on a governance reform or climate change, the outcome of the vote can have a material economic impact on the company and on shareholder value. Hence, voting policies of investment managers such as SSgA are integral to protecting the value of their assets under management. If an investment manager does not appear to be thoughtfully carrying out its voting responsibilities, we believe its shareholders have the right to ask the Board to review proxy voting policies. (As an aside, we note that other mainstream investment managers and mutual fund families have acknowledged the need for such a review and update, including Goldman Sachs, T. Rowe Price and Northern Trust.)

Proxy voting policies and practices are not a mundane detail of management decisions. They affect important policy matters that deserve scrutiny by the Board.

State Street raises the ordinary business argument in a time when conventional wisdom is being turned on its head by the national and global economic crisis.

Conventional wisdom would have argued that a financial institution's lending policies were certainly ordinary business. However, predatory and high risk lending by some lenders not only victimized borrowers but also jeopardized the very foundation of specific banks and the overall banking system, a major national policy issue. In hindsight, a broad based policy review at the Board level may have proved beneficial to shareholders of many financial institutions.

Conventional wisdom would have argued that questions about how financial institutions packaged and traded loans as new investment instruments was within management's discretion and therefore was ordinary business. Who would argue today that investors have no right to ask for information or a policy review on such issues? Far from micromanaging, asking these questions has the potential to protect shareholder value, and consequently, is part and parcel of our fiduciary obligation as investors.

State Street's ordinary business argument attempts to turn the clock back in time by characterizing questions about important policy matters as micromanaging. Particularly given State Street's record of voting against the recommendation of RiskMetrics, its proxy advisory firm, on some ESG related shareholder proposals, we believe it is legitimate to ask if the interests of investors in State Street are being protected under the current proxy process.

The No Action letter further argues that the review requested is "inward looking." We disagree. It is simply incorrect to assert that the review requested focuses narrowly on an internal analysis of the impact on State Street's reputation, risks and liabilities. A resolution calling for a review of SSgA's proxy voting policies is not an exercise in minutiae. We are requesting a broad based review of policies to examine how a prudent fiduciary can best protect and enhance an investor's long term economic interest.

Finally, State Street claims that our resolution asks the Board to modify its voting policies based on a review of the business case for *each* shareholder proposal previously voted by SSgA, including an assessment as to whether SSgA properly evaluated the proposal's environmental as well as the economic costs and benefits. This is not correct. The resolution does not call for such micromanaging, but rather seeks an overall policy review and update with respect to the general ESG issues that come before SSgA in the proxy process.

3. The proposal has been sustainability implemented.

The argument that our shareholder proposal has been implemented is unconvincing. Walden Asset Management understands from its discussion with State Street management that they are very comfortable with their present proxy voting policies on environmental and social issues and see no reason for a review or update. We do not believe that the requested review has been conducted, nor has the outcome of any review been reported to investors. The resolution can not be considered "substantially implemented."

Sincerely,

Timothy Smith
Senior Vice President

Cc: David Phelan – State Street
Joe Keefe – Pax World Funds
Steve O'Neil - Marianists

PAX

RECEIVED

2009 JAN 26 PM 1:35

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 23, 2009

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: State Street Corporation – Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 and Request for No-Action Ruling Originally Submitted on December 24, 2008

Ladies and Gentlemen:

This is in response to a letter to the Commission dated December 24, 2008 from David C. Phelan, Executive Vice President and General Counsel of State Street Corporation ("the Company"), notifying the Commission of its intention to exclude a shareholder proposal ("the Proposal") from the proxy materials for the Company's 2009 Annual Meeting of Shareholders and request for a No-Action Ruling in connection therewith. "Proposal" refers to identical proposals submitted by Walden Asset Management, The Marianist Province of the United States, and Pax World Funds (together, the "Proponents"). The Proposal requests that the Company's board of directors initiate a review of its Proxy Voting Policies and consider updating those policies to better reflect the materiality of corporate responsibility or environmental, social and governance (ESG) matters to the preservation of shareholder value. On behalf of Proponent Pax World, please accept this response.

The Company cites three reasons why the Proposal may be omitted, and I will address each in turn:

1. *"If implemented, fundamental aspects of the Proposal would cause the Company to violate federal and state law, and, consequently, the Proposal may be excluded under Rule 14a8(i)2."*

The Company, as a fiduciary, is required by Rule 206(4)-6 of the Investment Advisers Act of 1940 to adopt proxy voting policies and vote proxies on behalf of and in the best interests of its investor clients ("Clients"). The Company argues that, because the Proposal urges the Company to take into account its own corporate responsibility or ESG commitments and how these protect shareholder value, the Proposal confuses internal Company matters, albeit "extremely important" to the Company and its shareholders, with the Company's fiduciary duties to its Clients, which are paramount and cannot be subrogated.

In fact, the Proposal only cites the Company's own corporate responsibility and ESG policies, and its statements that the same "protect shareholder value," as an example, and frankly, to illustrate a contradiction: wherein the Company, on the one hand, professes the importance, even the financial materiality, of ESG factors to the preservation of shareholder value; and on the other, fails to take such factors into account in its proxy voting policies or practices on behalf of its Clients. The Proposal is not premised on this contradiction, which is illustrative only. The Proposal is in fact premised on the Company's fiduciary obligations to adopt proxy voting policies and to vote proxies in the best interests of its Clients.

The Proposal also cites the fact that in 2008 over 50 shareholder resolutions were filed at companies in which the Company's Clients invest calling on those companies to make greater disclosure regarding the significant business impacts associated with climate change. The Company voted against all 50 proposals. The Proposal underscores the irony of this proxy voting pattern by citing the Company's own decision to report its greenhouse gas emissions and to take other proactive steps to address climate change. The fact that Proponents points out this contradiction – between the Company's internal policies and its proxy voting policies on behalf of Clients – does not, however, mean that the Proposal is premised upon this contradiction which, once again, is illustrative only.

Although the Proposal does ask the Company to review and consider updating its Proxy Voting Polices "taking into account" the Company's own corporate responsibility and environmental positions, it also asks the Company to take into account "the fiduciary and economic case" for the shareholder resolutions presented. It is on this point that the Company's "No Action" letter next turns.

The Company states that "making [proxy voting] determinations on grounds other than the best interests of its Clients, and specifically the best *economic* interests of its Clients," would constitute a breach of fiduciary duty. We wholly agree, with the caveat that "economic" can be read more or less narrowly.

The Company cites a recent Department of Labor (DOL) interpretive bulletin (*Interpretive Bulletin Relating to Exercise of Shareholder Rights* (October 17, 2008), 29 C.F.R. pt. 2509) in support of a narrow reading of "economic," and indeed a narrow reading of fiduciary duty. On that date the Employee Benefits Security Administration (EBSA) actually issued two interpretive bulletins relating to fiduciary standards for employee retirement plans under ERISA, the clear purpose of which was to hinder the ability of retirement plan fiduciaries to pursue "socially responsible" or sustainable investment strategies. This would include everything from investing in underserved communities, to investing in so-called "green" companies, to proxy voting and shareholder activism strategies to improve the ESG performance of publicly held companies.

The DOL bulletins have been widely criticized as marking a clear departure from prior guidance and precedent as well as established legal principles involving fiduciary duty. Premised on the notion that ESG factors are "non-economic," the DOL bulletins are also dramatically out of step with market realities. Fiduciaries of some of the largest institutions in the world, with trillions of dollars in assets under management, have long understood that ESG issues such as climate change, excessive executive compensation, sweatshop labor, corruption and human rights have material impacts on stock values and investment portfolio performance. It flies in the face of clear investment trends and considered academic and financial research to suggest that a fiduciary cannot reasonably conclude that a company's environmental, workplace or corporate governance performance may have some material (i.e., "economic") impact on its financial performance.

The Proposal is in fact premised upon the Company's fiduciary duty to vote proxies in the best interests, "and specifically the best *economic* interests," of its Clients. As the Proposal states, "[a] thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives." However, the Proposal points out that the Company "uniformly votes against all shareholder resolutions on social, environmental and climate change matters, backing management recommendations even when major proxy voting advisory services, such as RiskMetrics Group Inc., support such resolutions with a clear economic rationale."

Whether the Company is complying or failing to comply with its fiduciary obligations to its Clients is a matter of utmost importance from a legal, business and brand reputation perspective, and something its shareholders are rightfully concerned about. Given that such fiduciary obligations must include if not center around the economic interests of its clients, the Proposal requests that the Company initiate a review of its Proxy Voting Polices to determine whether the same properly reflect "the fiduciary and economic case" for the resolutions presented, and whether such policies should be updated to better reflect the same. There is nothing in this request that, "if implemented, would cause the Company to violate federal and state law."

2. *"The Proposal deals with matters relating to the Company's ordinary business operations, and therefore the Proposal may be excluded under Rule 14a-8(i)(7)."*

The Company's No-Action Letter next relies on the so-called "ordinary business" exclusion and the Commission's 1998 Release accompanying the amendments to Rule 14a-8, arguing that the Proposal relates to tasks "so fundamental to management's ability to run the Company on a day-to-day basis" that they cannot be subject to shareholder oversight; and that any attempt by shareholders to do so would constitute "micro-management" of complex matters over which shareholders are not in a position to make an informed judgment.

Whether the Company's Proxy Voting Policies are drafted in a way that allows the Company to properly discharge its fiduciary obligations in the best interests of its Clients is in no way fundamental to management's "day-to-day" operation of the business. Nor is the issue of such a "complex nature" as to be beyond the ability of shareholders to make an informed judgment. To the contrary, these are not day-to-day business matters at all, but policies that are adopted and modified only periodically to better serve the interests of the Company's Clients, Moreover, they are hardly so complex that shareholders and Clients cannot understand them. To the contrary, in mandating disclosure of proxy voting policies and voting records the Commission presumably accepts the fact that shareholders and clients of investment management companies and advisors do indeed understand such information. The Proposal does not promote specific proxy voting policies, nor does it purport to instruct management how to vote on specific resolutions. It simply asks, in light of the Company's consistent votes against shareholder resolutions concerning ESG matters, that the *board* – not management – initiate a review and consider updating the Company's policies. It does not propose that shareholders micro-manage the results. In fact, the Company quite likely engages in a periodic review of its Proxy Voting Policies and Procedures anyway, in order to assure that the same are aligned with and promote the best interests of its Clients. The Proposal simply asks that it specifically consider whether its voting patterns and policies with respect to ESG issues warrant an updating of its policies. A request of this nature, to the Company's board, hardly constitutes "micro-management."

A. "The Proposal Requires an Inward-Looking Assessment of Risk."

The Proposal raises significant social policy issues that should not be excluded as "ordinary business." Relying on Section D.2 of Staff Legal Bulletin No. 14C, the Company argues that the Proposal calls for "an internal assessment of the risks or liabilities that the company faces...that may adversely affect the environment or the public's health," and may therefore be excluded as "inward-looking" under Rule 14a-8(i)(7). The Company states that "the Proposal does not address in any way whatsoever how the Company's policies affect the environment or the public's health" but instead calls for an "inward-looking" analysis of risk both at the Company level and the Client portfolio company level. (Presumably this second argument is offered in the alternative, as the Company's first argument is that the Proposal, by calling on the Company to review Proxy Voting Policies pertinent to ESG issues, asks the Company to violate the law by putting such matters ahead of the "best interests, and specifically the best *economic* interests," of its Clients.)

In fact, the Proposal is not inward-looking at all. In calling for a review of Proxy Voting Policies applicable to companies in Client portfolios, it is asking the Company to focus on "minimizing or eliminating operations that may adversely affect the environment or the public's health," i.e., the operations of Client portfolio companies, not the Company's operations. It is outward-looking, not inward-looking. Its focus is external, and it simply asks the Company to review its Proxy Voting Policies to determine, in connection with environmental and other corporate responsibility issues such as Climate Change, the impact of those policies on both the environment and public health as well as on the economic interests of its Clients.

B. "The Proposal relates to Fundamental Management Tasks and Seeks to Micro-Manage the Company."

Contrary to the Company's assertions, the Proposal is neither (1) so fundamental to management's ability to run a company on a day-to-day basis that shareholder oversight would be impracticable, or (2) so complex that shareholders would not be in a position to make an informed judgment. Proxy Voting Policies like those in place at the Company are designed to protect the best interests of Clients, but they are general, and generally instructive, and are generally amended on an infrequent basis. They are *policies*, not day-to-day management functions. In fact, normally a fiduciary voting proxies on behalf of its Clients or shareholders retains the services of one or more proxy voting consultants, and these in turn actually interpret and vote the fiduciary's proxies on specific resolutions in accordance with, or at least in an effort to be as consistent as possible with, the Proxy Voting Policies that the fiduciary has adopted. But whether in the Company's case this task is outsourced to a third-party provider or performed by an internal department, the Proposal in no way suggests that shareholders should be involved in the actual implementation or execution of the Proxy Voting Policies as they pertain to specific proxy resolutions. Contrary to the Company's assertion, the Proposal is not "microscopic" and does not "focus on the detailed implementation of the Policy on a case-by-case basis." Instead, the Proposal simply requests that the Company review the Policies themselves and consider updating the same should it determine that they could be better designed with respect to ESG issues and better protect the best interests, including the economic interests, of shareholders.

C. "The Proposal Relates to the Sale of a Particular Product."

The Company argues that financial services constitute a particular type of product, the manufacture, sale or distribution of which is "ordinary business" not within the purview of shareholders. If this were the case, then the rationale behind the Commission's decision to require mutual funds and investment advisers to disclose their proxy voting polices becomes difficult to understand. Such policies are required to be designed, and the proxy votes themselves cast, in the best interests of shareholders and clients. Presumably, the Commission did not mandate such disclosure while at the same time assuming that shareholders and clients would have no recourse or ability to affect such policies or voting patterns once they were disclosed. And certainly this could not be because the financial services that are provided to clients are "products." This is a novel but illogical argument, and the analogies to *Kmart Corp.* (February 23, 1993) (proposal requesting the registrant to terminate the sale of adult materials) and *Walgreen Co.* (September 29, 1997) (proposal requesting the registrant to terminate the sale of tobacco products) are inapposite. In mandating proxy disclosure, the Commission has recognized that the proxy is an important shareholder right and that voting the same is an important fiduciary obligation. The Proposal does not advocate for shareholder involvement in the day-to-day business of manufacture, design or distribution of products like tobacco or adult materials, but simply that the Company faithfully execute its fiduciary obligations to its Clients by designing and periodically redesigning those policies to best serve those Clients' interests.

The Company's shareholders have an interest in assuring that the Company is meeting its fiduciary obligations to its Clients. The Company's business, brand and ultimately share price are inextricably linked to its meeting those obligations. Requesting that the Company's board initiate a review of and consider updating the Company's Proxy Voting Policies in light of its consistent voting patterns against shareholder resolutions involving ESG issues is not interfering with or micro-managing the design or manufacture of its investment products. To the contrary, it is simply asking the board, on behalf of the shareholders it represents, to exercise proper and expected oversight over Company management regarding certain policy issues – in this instance, Proxy Voting Policies – well within the purview of the board's ongoing responsibilities.

3. "The Proposal...has been substantially implemented by the Company and consequently may be excluded under Rule 14a-8(i)(10)."

The Company contends that "[b]y requesting that [it] review the fiduciary and economic case for shareholder proposals, the Proponent is in effect asking [the Company] to continue doing what it is already obligated to do by law and what it already does on a regular basis." It may be that the Company reviews its Proxy Voting Policies on a regular basis and that it is doing what it is required to do by law in this respect. The Proposal does not claim otherwise. Instead, the Proposal cites the Company's consistent voting pattern against shareholder resolutions involving ESG issues and simply asks that the Company undertake a *specific* review in connection therewith, in order to determine whether its Proxy Voting Policies are designed, and its proxy votes cast, in such a way as to have positive benefits for the environment and public health as well as the economic interests of its Clients. *This* request has not been implemented, as the Company readily admits, and it is this specific request, rather than a more general, periodic review that the Proposal asks the board of the Company to initiate.

Conclusion

For the reasons set forth above, Proponent respectfully requests that the Staff deny the Company's request for a No-Action Ruling in connection with its stated intent to exclude the Proposal from the Company's 2009 Proxy Materials.

Thank you for your attention to this matter.

Sincerely,

Joseph F. Keefe
President and CEO

Cc: David Phelan, Esq.
Walden Asset Management
The Marianist Province of the United States

STATE STREET.

Jeremy S. Kream
Senior Vice President
and Senior Managing Counsel

State Street Financial Center
One Lincoln Street
Boston, MA 02111

Telephone: +1 617 664 7206
Facsimile: +1 617 664 4310
jkream@statestreet.com

January 13, 2009

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: State Street Corporation— Supplement to Request for No-Action Ruling Originally Submitted on December 24, 2008

Ladies and Gentlemen:

On December 24, 2008, State Street Corporation (the "Company") submitted to the Securities and Exchange Commission (the "Commission") notice of the Company's intent to exclude from the proxy materials for the Company's 2009 Annual Meeting of Shareholders a shareholder proposal submitted by two proponents, Walden Asset Management ("WAM") and The Marianist Province of the United States ("MP").

Subsequently, the Company has discovered that a third entity, Pax World Mutual Funds ("PAX"), submitted an identical proposal. Accordingly, we hereby supplement our original request to cover the proposal as submitted by all three co-filers.

Copies of the proposal and related correspondence from WAM and MP were attached as Exhibit A and Exhibit B, respectively, to our original submission. A copy of the proposal and related correspondence from PAX is attached hereto as Exhibit C.

A copy of this letter is being sent on this date to each of WAM, MP and PAX. We have also provided PAX with a copy of our original submission.

Please do not hesitate to call me at (617) 664-7206 if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,

Jeremy Kream

Attachment: Exhibit C

cc: Walden Asset Management
The Marianist Province of the United States
Pax World Mutual Funds

Exhibit C

PAX

November 12, 2008

Mr. Jeffrey Carp
Corporate Secretary
State Street Corporation
One Lincoln Street
Boston, MA 02111-2900

Dear Mr. Carp:

Pax World Management Corporation is the investment adviser to the Pax World family of mutual funds. Pax World established the first socially responsible mutual fund in 1971. Today, the Pax World funds integrate sustainability concerns into financial analysis and decision making, which allows us to identify forward looking companies with sustainable business models. A number of the Pax World Funds, including the Pax World Women's Equity Fund, collectively hold over 100,000 shares of State Street Corporation common stock.

We are writing to ask for a review of the proxy voting guidelines and voting record of the State Street's SSgA Proxy Review Committee. State Street has stated publicly that it understands that environment social and governance (ESG) factors can affect companies financially. However, when it comes to proxy voting, State Street's guidelines appear not to support this view. Last year, according to publicly available information, SSgA voted against all 50 shareholder resolutions addressing climate change, despite the fact that many resolutions merely requested greater disclosure. We believe that SSgA's proxy voting process is in need of review with respect to its criteria for ESG resolutions. For this reason, Pax World is co-filing the enclosed resolution requesting a Board initiated review of the proxy voting guidelines and process.

The Pax World Women's Equity Fund is submitting the enclosed shareholder proposal for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Women's Equity Fund is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 11,800 shares of State Street common stock. The Pax World Women's Equity Fund has owned the required number of shares for more than one year. Attached is a letter from State Street Corp., custodian for the Pax World Funds, providing proof of ownership of the common stock of State Street Corporation (Cusip # 857477103) as of November 6, 2008. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC Rules.

Walden Asset Management is the lead filer of this shareholder proposal, and all related correspondence should be directed to Timothy Smith of Walden Asset Management. He can be reached by phone at (617) 726-7155 or by e-mail at tsmith@bostontrust.com.

Sincerely,

Joe Keefe
President and CEO
Pax World Mutual Funds

Cc: Andrew Letts – SSgA Manager of Global Proxy Voting
Shawn Johnson – Chair Investment Committee
Ronald Logue – Chief Financial Officer
Timothy Smith – Senior Vice President, Walden Asset Management

STATE STREET.
For Everything You Invest In™

November 6, 2008

Mark Roper
Pax World Management Corporation
30 Penhallow Street
Suite 400
Portsmouth, NH 03801

RE: Paxworld Fund Holdings

To Whom It May Concern,

State Street Corporation acts as custodian for the assets of the Pax World portfolios listed below. Paxworld Management Corp. has requested that we verify positions for the following security.

State Street Corporation *** FISMA & OMB Memorandum M-07-16 ***

Fund/Portfolio Name	Shares as of 11/6/2008	State Street A/C #
Pax World Balanced Fund	70,000 shares	
Pax World Growth Fund	17,834 shares	
Pax World Value Fund	600 shares	*** FISMA & OMB Memorandum M-07-16 ***
Pax World Women's Equity	11,800 shares	

Sincerely,

Chad Guevremont
Assistant Vice President
State Street Corporation

State Street Corporation is a respected leader in the financial services industry and State Street Global Advisors (SSgA) has a long track record of responsive service to investment management clients.

State Street publishes an annual Corporate Social Responsibility (CSR) Report, describing a broad spectrum of policies and programs addressing sustainability concerns. "Simply put, corporate social responsibility is good for business," asserts the 2007 CSR Report.

The 2006 CSR report states "You will read about how we protect shareholder value through corporate governance; conduct our global business by collaborating with customers and strategic partners; preserve the environment; create a positive work environment for our employees; and serve our communities...and why we think sustainability is important to our long-term success."

Furthermore, since 1986 SSgA has offered socially screened portfolios for clients. By 2007, according to the CSR Report, SSgA was managing $80 billion in assets incorporating environmental, social and governance factors.

As part of its fiduciary duty, State Street is responsible for voting proxies of companies in which it holds stock on behalf of clients. However, its proxy voting record seems to ignore State Street's proclaimed environmental commitment and stated position regarding the impact of key environmental factors on shareholder value. A thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives.

To the best of our knowledge, SSgA uniformly votes against all shareholder resolutions on social, environmental and climate change matters, backing management recommendations even when major proxy advisory services, such as RiskMetrics, support such resolutions with a clear, economic rationale.

For example, increasingly investors around the world acknowledge the potential for climate change to affect long-term business success. Pension funds, investment management firms and other investors with over $50 trillion in assets under management support the Carbon Disclosure Project, an organization calling on companies to disclose their greenhouse gas emissions and reduction plans.

In 2008 over 50 resolutions were filed at companies facing a potential, significant business impact from climate change. Many of the resolutions simply asked for more disclosure, noting that thousands of companies globally report on their carbon emissions and steps they are taking to reduce them. State Street voted against such resolutions, in contrast to investment firms such as Goldman Sachs, Schwab and Lazard who supported some of them.

Ironically, State Street reports its own greenhouse gas emissions in its CSR Reports and further describes the company's active role in addressing climate change.

We are disappointed that State Street's proxy voting record does not reflect the company's own commitment to climate change, as well as other social and environmental factors with the potential to impact long term shareholder value.

Resolved;

Shareholders request the Board to initiate a review of SSgA's Proxy Voting Policies, taking into account State Street's own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented. The review should consider updating State Street policies. The results of the review, conducted at reasonable cost and excluding proprietary information, should be reported to investors by October 2009.

STATE STREET.

David C. Phelan
Executive Vice President
and General Counsel

State Street Financial Center
One Lincoln Street
Boston, MA 02111

Telephone: 617 664 1783
Facsimile: 617 664 4310
dcphelan@statestreet.com

December 24, 2008

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: State Street Corporation— Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), State Street Corporation, a Massachusetts corporation (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for the Company's 2009 Annual Meeting of Shareholders (the "2009 Proxy Materials"). "Proposal" refers to identical proposals submitted by each of Walden Asset Management ("WAM") and The Marianist Province of the United States ("MP", and together with WAM, the "Proponent"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2009 Proxy Materials for the reasons set forth below.

The Company received the Proposal from WAM on November 4, 2008 and from MP on November 17, 2008. A copy of the Proposal and related correspondence from WAM and MP are attached to this letter as Exhibit A and Exhibit B, respectively.

A copy of this letter is being sent on this date to each of WAM and MP, informing them of the Company's intention to omit the Proposal from its 2009 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2009 Proxy Materials with the Commission.

In accordance with Rule 14a-8(j)(2)(iii), this letter constitutes my supporting legal opinion, as General Counsel of the Company, duly licensed to practice as an attorney in the Commonwealth of Massachusetts (the Company's jurisdiction of incorporation), with respect to the legal matters discussed in Section I hereof.

BACKGROUND

The Company operates two major lines of business – investment servicing and investment management – that encompass a wide range of services to support institutional investors. State Street Global Advisors ("SSgA") is the business unit within the Company that conducts the Company's investment management activities[1]. As a global investment manager, SSgA is responsible for managing Clients' assets in light of potential risks and opportunities in the market and in light of the investment objectives, policies and restrictions specified by the Clients. A fundamental part of an investment manager's role involves voting shares of companies in which its Clients invest (the "Portfolio Companies"). "Clients" refers to those investors or funds to whom SSgA provides investment management services.

THE PROPOSAL

For the convenience of the Staff, the text of the Proposal and supporting statement are set forth below:

> State Street Corporation is a respected leader in the financial services industry and State Street Global Advisors (SSgA) has a long track record of responsive service to investment management clients.
>
> State Street publishes an annual Corporate Social Responsibility (CSR) Report, describing a broad spectrum of policies and programs addressing sustainability concerns. "Simply put, corporate social responsibility is good for business," asserts the 2007 CSR Report.
>
> The 2006 CSR report states "You will read about how we protect shareholder value through corporate governance; conduct our global business by collaborating with customers and strategic partners; preserve the environment; create a positive work environment for our employees; and serve our communities... and why we think sustainability is important to our long-term success."
>
> Furthermore, since 1986 SSgA has offered socially screened portfolios for clients. By 2007, according to the CSR Report, SSgA was managing $80 billion in assets incorporating environmental, social and governance factors.
>
> As part of its fiduciary duty, State Street is responsible for voting proxies of companies in which it holds stock on behalf of clients. However, its proxy voting record seems to ignore State Street's proclaimed environmental commitment and

---

1 The Company provides investment management services under the SSgA service mark, including investment management services provided by the Company's principal banking subsidiary, State Street Bank and Trust Company ("State Street Bank"), by the Company's other banking subsidiaries and by the Company's investment advisory subsidiaries.

US1DOCS 6926427v12

stated position regarding the impact of key environmental factors on shareholder value. A thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives.

To the best of our knowledge, SSgA uniformly votes against all shareholder resolutions on social, environmental and climate change matters, backing management recommendations even when major proxy advisory services, such as RiskMetrics, support such resolutions with a clear, economic rationale.

For example, increasingly investors around the world acknowledge the potential for climate change to affect long-term business success. Pension funds, investment management firms and other investors with over $50 trillion in assets under management support the Carbon Disclosure Project, an organization calling on companies to disclose their greenhouse gas emissions and reduction plans.

In 2008 over 50 resolutions were filed at companies facing a potential, significant business impact from climate change. Many of the resolutions simply asked for more disclosure, noting that thousands of companies globally report on their carbon emissions and steps they are taking to reduce them. State Street voted against such resolutions, in contrast to investment firms such as Goldman Sachs, Schwab and Lazard who supported some of them.

Ironically, State Street reports its own greenhouse gas emissions in its CSR Reports and further describes the company's active role in addressing climate change.

We are disappointed that State Street's proxy voting record does not reflect the company's own commitment to climate change, as well as other social and environmental factors with the potential to impact long term shareholder value.

Resolved;

Shareholders request the Board to initiate a review of SSgA's Proxy Voting Policies, taking into account State Street's own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented. The review should consider updating State Street policies. The results of the review, conducted at reasonable costs and excluding proprietary information, should be reported to investors by October 2009.

REASONS FOR EXCLUSION

The Proposal may be omitted from the 2009 Proxy Materials because:

(I) if implemented, fundamental aspects of the Proposal would cause the Company to violate federal and state law, and the Proposal therefore may be excluded under Rule 14a-8(i)(2);

(II) the Proposal deals with matters relating to the Company's ordinary business operations, and therefore may be excluded under Rule 14a-8(i)(7); and

(III) to the extent that aspects of the Proposal are legally permissible, those aspects of the Proposal have been substantially implemented by the Company, and the Proposal therefore may be excluded under Rule 14a-8(i)(10).

Each of these bases for exclusion is described in greater detail below.

I. If implemented, fundamental aspects of the Proposal would cause the Company to violate federal and state law, and, consequently, the Proposal may be excluded under Rule 14a-8(i)(2).

Rule 14a-8(i)(2) permits a registrant to omit a proposal from its proxy materials if implementation of the proposal would cause a registrant to violate federal or state law.

SSgA's investment management operations are subject to a variety of U.S. federal and state laws and regulations, depending in part on whether the advice provided to a particular Client is provided by a Company subsidiary that is an "investment adviser" within the meaning of Section 202(a)(11) of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), or a "bank" within the meaning of Section 202(a)(2) of the Advisers Act. Section 206 of the Advisers Act, as interpreted by the U.S. Supreme Court in *SEC v. Capital Gains Research Bureau, Inc.*, 375 U.S. 180, 191 (1963) ("*Capital Gains*"), imposes a fiduciary duty on investment advisers.[2] The Company's principal banking subsidiary, State Street Bank, is subject to fiduciary duties substantially the same as those imposed by Section 206 of the Advisers Act pursuant to Federal Reserve supervision, as a trustee for collective investment trusts and under common law.[3]

Citing *Capital Gains*, in connection with the adoption of Rule 206(4)-6 under the Advisers Act relating to investment advisers' proxy voting obligations to their clients, the Commission stated that "an adviser is a fiduciary that owes each of its clients duties of care and loyalty with respect to all services undertaken on the client's behalf, including proxy voting." See *Proxy Voting By*

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2 Section 206 of the Advisers Act applies to all investment advisers, whether or not required to be registered with the Commission under the Advisers Act.

3 State Street Bank is a state chartered member bank of the Federal Reserve System. In addition to the Federal Reserve Board, State Street Bank is subject to supervision and examination by the Massachusetts Commissioner of Banks and the FDIC. The Federal Reserve Board, in its supervision of state chartered member banks, requires compliance with the same regulations regarding fiduciary activities as the Office of the Comptroller of the Currency (the "OCC") applies to national banks. See Section 4200.1 of the Board of Governors of the Federal Reserve System Commercial Bank Examination Manual. The OCC's regulations include investment advisory and trust services within the scope of fiduciary activities of national banks. See 12 C.F.R. § 9.1, 9.2 (1996). A national bank exercising fiduciary powers must adopt and follow written policies and procedures adequate to maintain its fiduciary activities in compliance with applicable law. See 12 C.F.R. § 9.5 (1996). Applicable law includes state and common law. Under common law, a trustee has a duty of loyalty to the trust beneficiaries. Thus, a trustee must not place his interests before those of the beneficiaries. *See Johnson v. Witkowski, 30 Mass.App.Ct. 697, 705, 573 N.E.2d 513 (1991).* This duty is imposed on a trustee as a result of the fiduciary nature of his relationship with the trust beneficiaries. *See Bowen v. Richardson, 133 Mass. 293, 296 (1882); Ball v. Hopkins, 268 Mass. 260, 266, 167 N.E. 338, 341 (1929).*

Investment Advisers, Investment Advisers Act Release IA-2106 (Jan. 31, 2003) (the "Adopting Release"). In the Adopting Release, the Commission further stated:

> The duty of care requires an adviser with proxy voting authority to monitor corporate events and to vote the proxies. To satisfy its duty of loyalty, the adviser must cast the proxy votes in a manner consistent with the best interest of its client *and must not subrogate client interests to its own*. (Emphasis added)

SSgA conducts a portion of its investment management operations from its principal offices within The Commonwealth of Massachusetts. At the state level, Massachusetts law applicable to any adviser conducting business within The Commonwealth of Massachusetts, including registered investment advisers and banks that are excluded from registration, provides that any practice proscribed under SEC rules promulgated under Section 206(4) of the Advisers Act (which includes Rule 206(4)-6 on proxy voting discussed above) shall be deemed to operate as a fraud or deceit unless the practice meets all conditions stated within the applicable SEC rule.[4]

In advising pension funds and similar entities, SSgA is also subject to the legal obligations imposed on investment advisers under Title I of the Employee Retirement Income Security Act ("ERISA"). With respect to proxy voting, the Department of Labor gave the following guidance in a recent interpretive bulletin:

> The fiduciary duties described at ERISA Sec. 404(a)(1)(A) and (B), require that, in voting proxies, regardless of whether the vote is made pursuant to a statement of investment policy, the responsible fiduciary shall consider only those factors that relate to the economic value of the plan's investment and shall not subordinate the interests of the participants and beneficiaries in their retirement income to unrelated objectives. Votes shall only be cast in accordance with a plan's economic interests. *Interpretive Bulletin Relating to Exercise of Shareholder Rights* (Oct. 17, 2008), 29 C.F.R. pt. 2509.

In direct contravention of the obligations of SSgA under U.S. federal and Massachusetts state law to act in the best interests of its Clients to the exclusion of any contrary interests, fundamental aspects of the Proposal call on SSgA to "[take] into account State Street's own corporate responsibility and environmental positions." The Supporting Statement indicates just how expansive these extrinsic considerations are. The Proponents cite the portion of the Company's annual Corporate Social Responsibility Report that describes how the Company's corporate responsibility and environmental efforts "protect shareholder value," "create a positive work environment for [the Company's] employees," and "serve [the Company's] communities". While these are extremely important matters for the Company, they are inappropriate and unlawful considerations for SSgA as a fiduciary to its Clients. SSgA's fiduciary duty of loyalty

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[4] See 950 CMR 12.205(9). Although the National Securities Markets Improvement Act of 1996 largely preempted state substantive regulation of investment advisers registered with the Commission, states retained their anti-fraud jurisdiction over investment advisers.

as to proxy voting is to its Clients, and not to the Company's shareholders, employees or anyone else. In SSgA's role as an investment manager, making determinations on grounds other than the best interests of its Clients, and specifically the best *economic* interests of its Clients, would constitute a breach of its fiduciary duties under U.S. federal and Massachusetts state law, which would expose SSgA to financial, litigation and reputational risk. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(2), because the implementation of the fundamental aspect of the Proposal quoted above would violate U.S federal and Massachusetts state law.

II. The Proposal deals with matters relating to the Company's ordinary business operations, and therefore the Proposal may be excluded under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a registrant to omit a proposal from its proxy materials if the proposal deals with a matter relating to the registrant's ordinary business operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release 34-40018 (May 21, 1998) (the "1998 Release").

The 1998 Release describes two central considerations underlying the ordinary business exclusion. The first consideration is whether the subject matter of a proposal relates to certain tasks that are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is whether a proposal "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In addition, the Staff has also noted that a proposal requesting the dissemination of a report may be excludable under Rule 14a-8(i)(7) if the substance of the report is within the ordinary business of the issuer. See Exchange Act Release 34-20091 (Aug. 16, 1983).

The Proposal may be omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because it requires an internal assessment of the proxy voting policies of SSgA, which policies are an important aspect of the financial services products that the Company offers through SSgA and which involve complicated economic and fiduciary considerations. In particular, as will be shown in greater detail below, the Proposal is excludable under established Staff positions because the Proposal (A) relates to the Company's assessment of the risks and liabilities of its business operations, rather than to external effects on the environment or the public's health, (B) seeks to micro-manage the Company's operations and (C) relates to the Company's products.

A. The Proposal Requires an Inward-Looking Assessment of Risk

The Proposal may be omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal seeks an inward-looking assessment of the risks and liabilities associated with the Company's proxy voting policies and practices as they relate to (1) the Company's own business relationships with, and fiduciary duties to, SSgA's Clients, and (2) the Company's influence, through its voting power, on the respective business operations and economic values of the Portfolio Companies, in each case as distinct from the external effects of the Company's or the Portfolio Companies' policies on the environment or the public's health.

The general rule articulated by the Commission in its 1976 Release (Exchange Act Release 34-12999 (Nov. 22, 1976)) and reiterated by the Commission in the 1998 Release is that registrants may exclude shareholder proposals that relate to "ordinary business" matters, subject to an exception for proposals that raise "significant social policy issues." Exchange Act Release 34-40018 (May 21, 1998). The Staff addressed the social policy exception in 2005, clarifying in what circumstances shareholder proposals that raise significant social policy issues may be properly excluded. Specifically, in Section D.2 of Staff Legal Bulletin No. 14C (the "SLB"), the Staff stated:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.
>
> To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

Under the SLB, shareholder proposals that focus externally on consequences to the environment or the public's health are deemed to deal with broader policy issues, and as a result cannot be excluded under Rule 14a-8(i)(7). Conversely, shareholder proposals that are inward-looking are deemed to relate to the ordinary business operations of the registrant, even though they involve environmental matters. Such inward-looking shareholder proposals may be excluded from a registrant's proxy materials. The determination that a shareholder proposal implicates the risk assessment exclusion is not contingent on the actual use of the term "risk". *See The Dow Chemical Co.* (Avail. Feb. 23, 2005). Rather, the Staff has permitted exclusion of a shareholder proposal based on the fact that the proposal would require the registrant to undertake such an assessment.

The Proposal is essentially inward-looking, focusing on the risks and liabilities associated with the Company's obligations and duties to its Clients and its strategies with respect to the Portfolio Companies, each as described below.

1. Client Relationships and Obligations. To the extent that the Proposal requires the Company to review its proxy voting policy in the context of SSgA's fiduciary duties, it relates to an inward assessment of the risks and liabilities associated with the Company's business relationships with Clients. The Company's existing voting policy states that SSgA "seeks to vote proxies for which it has discretionary authority in the best interests of its clients. This entails voting proxies in a way which SSgA believes will maximize the monetary value of each

portfolio's holdings with respect to proposals that are reasonably anticipated to have an impact on the current or potential value of a security." In carrying out this mission of voting proxies so as to maximize economic value for Clients, as discussed above in the analysis of SSgA's fiduciary obligations under U.S. federal and state law, SSgA owes the Clients a fiduciary duty. In the absence of specific direction from a Client to consider other factors, this objective of maximizing realized or potential economic value is of necessity the central consideration in an investment manager's voting of a Client's proxies. Both (a) SSgA's reputation for carrying out its fiduciary duty to its Clients and (b) the relative success of SSgA's efforts at value maximization for its Clients through value maximization for its Portfolio Companies are likely to have an important impact on the Company's ability to retain existing Clients and attract new Clients, thereby directly affecting the Company's profitability. Stated another way, if the Company were to vote Clients' proxies other than to maximize return, the Company would be exposed to risk that it would incur financial liability for failure to satisfy its fiduciary obligations, that its reputation as a prudent manager would suffer, and that it would lose Clients and revenue as a result of the harm to its reputation.

The Proposal calls into question the Company's discharge of its duties to its Clients. For instance, the fifth paragraph of the Supporting Statement, quoted above, warns that State Street is not, in the Proponents' view, carrying out its fiduciary duty and the final sentence of that paragraph states that "[a] thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives." The second and sixth paragraphs of WAM's November 3, 2008 transmittal letter, which is attached to this letter as Exhibit A, also make it clear that WAM contemplates that the review requested by the Proposal should consider the Company's and Clients' reputations and should also consider the economic interests of the Portfolio Companies (and, indirectly, the economic interests of the Clients and the Company), in the following specific terms: "we concur that the central principle guiding proxy voting decisions is whether a resolution would advance shareholder value by protecting reputation, reducing risk, or supporting a forward thinking strategic plan by the Board." The Proposal itself asks the Company to review the voting policy, "taking into account State Street's own corporate responsibility and environmental positions and the fiduciary and economic case for the resolutions presented."

In summary, then, the Proposal's express request that the Company review "State Street's own corporate responsibility" necessarily involves a review of whether, and to what extent, the Company's current proxy voting practices and policies put the Company at risk of, and whether modifying those proxy voting policies and practices would reduce the Company's exposure to, reputational injury, loss of Clients and loss of revenues. Any proposal to undertake such an inward-looking analysis of the Company's own risks and liabilities is a matter which can be omitted from the 2009 Proxy Materials on the risk assessment rationale.

2. <u>Portfolio Companies</u>. To the extent that the Proposal asks the Company to look to "the fiduciary and economic case for the shareholder resolutions presented" at the Portfolio Company level, it again calls for the Policy to focus inwardly on risks, liabilities and financial outcomes (this time of the Portfolio Companies) in regard to each particular shareholder proposal at the Portfolio Company level, not the effects of those proposals on the environment or the public's health. The Supporting Statement, quoting from the Company's own Corporate Social Responsibility Report, asserts that "corporate social responsibility is good for business," and this

demonstrates how the Proponents' focus is inward-looking, focused on economic and reputational concerns, not outward-looking to the environment or the public's health. WAM's transmittal letter also bears this out, instancing "the potential economic impacts of climate change on long term shareholder value" and asserting that "the central principle guiding proxy voting decisions is whether a resolution would advance shareholder value by protecting reputation, reducing risk or supporting a forward-thinking strategic plan by the Board." In other words, the Proposal advocates that SSgA conduct an inward-looking analysis of the risks, liabilities and economic effects of each shareholder proposal on each Portfolio Company with the goal of directly maximizing economic value for the Portfolio Company and thereby indirectly maximizing economic value for Clients and for the Company. Such an inward-looking analysis is manifestly distinct from an analysis that focuses externally on Portfolio Company operations which "may adversely affect the environment or the public's health" within the meaning of the SLB.

As set forth above in subsections (1) and (2), the Proposal focuses on an evaluation of risk, both at the Company level and at the Portfolio Company level, and may be excluded from the 2009 Proxy Materials pursuant to the SLB.

Excluding the Proposal on these grounds is consistent with the positions taken by the Staff in previous no action letters. Recently, in *OGE Energy Corp.* (Feb. 27, 2008), the Staff permitted OGE to exclude under Rule 14a-8(i)(7) a proposal requiring a report on how OGE was "assessing the impact of climate change" on its business. The shareholder proposal did not request a report on the impact of OGE's activities on the environment or focus on minimizing OGE's environmental impact. Rather, the request was fundamentally about how OGE balanced various risks to its business. *See also Arch Coal, Inc.* (Jan. 17, 2008) (proposal requiring a report on how the registrant was responding to regulatory, competitive and public pressure to significantly reduce emissions). Similarly, the Proposal would require that the Company review how it balances various risks to its business, including reputational and economic risks as well as environmental concerns. As with the OGE proposal, the Proposal does not address in any way whatsoever how the Company's policies affect the environment or the public's health.

In contrast, the Staff routinely denies no action relief to shareholder proposals relating to environmental matters where the focus of the proposal is external. For example, in *Chevron Corp.* (Mar. 18, 2008), the Staff denied relief to a proposal that would require Chevron to prepare a report on the "policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and our company's reputation." Within the conceptual framework of the SLB, the proposal has a primarily external focus, addressing how Chevron's operations affect the environment and the public's health, with only an ancillary mention of Chevron's reputation and no reference to Chevron's economic interests. See also *PepsiCo. Inc.* (Feb. 28, 2007) (proposal requesting report on how the registrant's actions affect global climate); *Pulte Homes, Inc.* (Feb. 11, 2008) (proposal requesting report on the feasibility of developing policies to minimize the registrant's impact upon climate change); *Citigroup Inc.* (Feb. 20, 2008) (proposal requesting report on how Citigroup's implementation of the "Equator Principles" has affected environmental and social outcomes in certain types of transactions). In each of these cases, the focus of the proposal was the effect of the registrant's policies on the external environment rather than on the registrant itself.

The Proposal delves into the core of SSgA's internal operations, *i.e.*, how it assesses the risks and liabilities of Portfolio Company shareholder proposals in light of its fiduciary duties to its Clients. Consequently, the Proposal may be excluded from the Company's 2009 Proxy Materials.

B. The Proposal Relates to Fundamental Management Tasks and Seeks to Micro-Manage the Company

The Proposal may also be omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal seeks to "micro-manage" the Company. The underlying policy of the ordinary business exclusion is to confine ordinary business problems to management, because such matters are either (1) so fundamental to management's ability to run a company on a day-to-basis that shareholder oversight would be impracticable, or (2) so complex that shareholders would not be in a position to make an informed judgment. Exchange Act Release 34-40018 (May 21, 1998). In the 1998 Release, the Commission indicated that the micro-management consideration may be implicated where the proposal involves "intricate detail" or "methods for implementing complex policies", recognizing that factors such as the circumstances of the registrant should also be taken into account. *Id.*[5]

SSgA's stewardship of its Portfolio Companies generally, and its exercise of proxy voting authority on behalf of Clients specifically, involve intricate, complex and nuanced decision making. In its role as an investment manager, SSgA employs a variety of strategies to maximize Client returns, taking into account fund objectives and the risk profiles of its clients, as well as the diverse business issues facing specific Portfolio Companies and industries and the economy as a whole. Analysis of these competing concerns is intricately detailed and scarcely lends itself to shareholder oversight. Indeed, WAM has recognized this intricacy and complexity, stating in the sixth paragraph of its transmittal letter for the Proposal that "we concur that the central principle guiding proxy voting decisions is whether a resolution would advance shareholder value by protecting reputation, reducing risk, or supporting a forward thinking strategic plan by the Board." The same paragraph of WAM's transmittal letter then goes on to urge SSgA to be *more* "thoughtful" and "nuanced" in regard to proxy voting than the Proponent believes SSgA currently is. This focus on the detailed implementation of the Policy on a case-by-case basis demonstrates how microscopic WAM's focus is.

Among other things, the Proponent is asking the Board to modify the voting policy based on a review of the business case for *each* shareholder proposal previously voted on by SSgA and to assess whether SSgA properly evaluated the environmental as well as economic costs and benefits of each such proposal – all in a "nuanced" manner. This clearly involves a level of "intricate detail" that the Commission has specifically referenced as a basis for exclusion. Accordingly, the Proposal clearly involves the "methods for implementing complex policies", referenced in the 1998 Release, given the complexity of implementing these strategies, the diversity of fund objectives and the permutations of circumstance.

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[5] An example of a fact-specific analysis of the micro-management effects of a shareholder proposal relating to employment discrimination can be found in *Apache Corp.* (Mar. 5, 2008).

The Proposal is analogous to the shareholder proposal at issue in *Bank of America Corp.* (Feb. 27, 2008), which requested Bank of America to report on various policies and practices relating to doing business with individuals without social security numbers. The proposal would have permitted stockholders to police Bank of America's credit policies, credit decisions and other matters that are fundamental to its day-to-day business of providing financial services. As with Bank of America, the Proposal would involve stockholders in the intricate details of the Company's operations and the implementation of complex policies.

The focus on internal decision-making differentiates the Proposal from the proposal at issue in *Lehman Brothers Holdings Inc.* (Jan. 29, 2008). Though both proposals requested a review of corporate policies, the focus of the Lehman Brothers proposal was on the alleged inaccurate information on climate change that formed the basis of Lehman Brothers' policies. The Lehman Brothers proposal did not request or require the in-depth review of Lehman's internal business decisions that the Proposal requests of the Company in regard to SSgA's proxy voting.

In addition, the Proposal addresses the Company's policies with respect to compliance with laws, a matter which constitutes an important part of the Company's daily business operations. On numerous occasions, the Staff has denied no action relief to shareholder proposals pertaining to compliance with laws or requesting implementation of policies regarding compliance with laws under Rule 14a-8(i)(7). See *Monsanto Co.* (Nov. 3, 2005) (proposal requesting the registrant to create an ethics oversight committee to monitor the registrant's compliance with its internal code of conduct and applicable laws); *Chrysler Corp.* (Avail. Feb. 18, 1998) (proposal requesting the registrant initiate a review of its code of conduct relating in part to compliance procedures); *Costco Wholesale Corp.* (Avail. Dec. 11, 2003) (proposal requesting the registrant to develop a code of ethics, including measures to comply with the Foreign Corrupt Practices Act). The basis of the Proponent's request is that the Proponent believes that State Street is not complying with its fiduciary duties with respect to the voting of shareholder proxies. The Proposal recognizes the legal requirements imposed on the Company as a fiduciary, stating that "a thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives." The Company is in complete agreement with this statement – indeed a fiduciary is required by law to act with utmost good faith in the context of the investment management relationship. However, compliance with laws falls squarely within the purview of the ordinary business exception on micromanagement grounds (as well as on risk assessment grounds, as discussed under (A) above). Consequently, for this reason also the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

C. The Proposal Relates to the Sale of a Particular Product

The Proposal may be omitted from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(7) because it relates to one of the Company's products, and consequently, implicates the ordinary business exception. The Staff has consistently taken the position that decisions with respect to the manufacture, sale or distribution of a specific type of product are part of a registrant's ordinary business operations, and consequently may be excluded under Rule 14a-8(i)(7). See *Kmart Corp.* (Feb. 23, 1993) (proposal requesting the registrant to terminate the sale of adult materials); *Walgreen Co.* (Sept. 29, 1997) (proposal requesting the registrant to terminate the sale of tobacco products). Financial services constitute a product, for which shareholder oversight may be inappropriate. *See Salomon Inc.* (Jan. 25, 1990) (proposal requesting the registrant to cease engaging in index stock arbitrage transactions); *Citicorp* (Jan. 26, 1990) (proposal requesting forgiveness of outstanding debt obligations incurred by certain less developed countries).

The Proposal addresses SSgA's voting policy, which constitutes an integral part of the investment management services that SSgA provides to its Clients. The Commission has recognized proxy voting as a fundamental element of fund management in the final rule release "Disclosure of Proxy Voting Policies and Proxy Voting Records by Registered Management Investment Companies" (requiring mutual funds to disclose their proxy voting policies). See Exchange Act Release 34-47304 (Jan. 31, 2003). Indeed, the product that SSgA sells is not just the performance of its funds, but the management strategy and philosophy that SSgA hopes will lead to similar or improved performance in the future. The Company discloses its policy and voting patterns to Clients and assumes that such policy and record form part of the basis upon which Clients select SSgA as their investment manager. Changing the voting policy to include factors other than those currently set forth in the policy – such as State Street's corporate responsibility perspective – would alter the product that SSgA is offering in a manner that may impact the value of that product to Clients or at least the Clients' perspective of the value of that product. Interfering with SSgA's policies for implementing its strategy raises the same issues as interfering with Salomon's determination to engage in index stock arbitrage transactions or Citicorp's policy for forgiving debt. These matters go to the core of a product offering, and therefore are ordinary business matters under the Commission's rules.

The Company is aware of the Staff's decision in *Lehman Brothers Holdings Inc.*, in which Lehman unsuccessfully sought to exclude a proposal requesting Lehman to prepare an Environmental Sustainability Report, including (i) Lehman's operating definition of environmentally sustainable development; (ii) a review of current Lehman policies, practices and projects related to environmental sustainability; and (iii) a summary of long-term plans to integrate environmental sustainability objectives with Lehman's operations. Based in part on a reference in the supporting statement of that proposal to a report that Lehman issued to its clients, Lehman attempted to characterize the proposal as relating to a particular product. However, the Lehman proposal was not aimed at or primarily about Lehman's products – it was more generally aimed at Lehman's overall policies on environmental issues (specifically, the accuracy of one element of the factual basis for Lehman's overall policies on environmental issues – *i.e.*, whether global warming is expected to accelerate in accordance with the "hockey stick" model). In contrast, the Proposal received by the Company is entirely focused on the Company's proxy voting policies, which are an integral element of the Company's products. The Lehman proposal is therefore distinguishable from the Proposal, because the Proposal is aimed at a key element of a Company product (i.e., SSgA's voting policy).

III. The Proposal, to the extent it is not contrary to applicable U.S. federal and state law, has been substantially implemented by the Company and consequently may be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits a registrant to exclude a shareholder proposal if it has been substantially implemented. The Commission has indicated that for a proposal to be omitted under this Rule, it need not be "fully effected." Exchange Act Release 34-20091 (Aug. 16, 1993). Apart from the illegal aspect of the Proposal referred to above, the Proposal would have SSgA review, and potentially amend, its voting policy to take into account "the fiduciary and economic case for the shareholder resolutions presented." The voting policy that is currently in effect clearly sets forth a policy that SSgA will vote proxies in a manner that SSgA determines "to be in the best interest of [its] clients," and with respect to proposals that have a "quantifiable effect on shareholder value", SSgA seeks to maximize the value of the holdings. These precepts reflect the fiduciary obligations of SSgA, described in more detail above. All proxy initiatives, including those relating to social or environmental concerns, are evaluated on this basis. For example, the voting policy looks to such factors as whether environmental proposals at the Portfolio Company level "affect the ability of the company to do business or be competitive" or have "significant financial or best-interest impact" on the Portfolio Company. Excluding the portion of the Proposal requesting that SSgA take into account Company interests in violation of SSgA's fiduciary duties to its Clients, all of Proponent's stated concerns are already reflected in SSgA's current voting policy. By requesting that SSgA review the fiduciary and economic case for shareholder proposals, Proponent is in effect requesting SSgA to continue doing what it is obligated to do by law and what it already does on a regular basis. Accordingly, the Proposal may be excluded under Section 14a-8(i)(10).

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2009 Proxy Materials. Please do not hesitate to call me at (617) 664-1783 if you require additional information or wish to discuss this submission further.

Thank you for your attention to this matter.

Sincerely,

David C. Phelan
Executive Vice President and General Counsel
State Street Corporation

Attachment: Exhibit A
Exhibit B

cc: Walden Asset Management
The Marianist Province of the United States

EXHIBIT A

November 3, 2008

Mr. Jeffrey Carp
Corporate Secretary
State Street Corporation
One Lincoln Street
Boston, MA 02111-2900

Dear Mr. Carp:

Walden Asset Management holds over 200,000 shares of State Street Corporation on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with $1.6 billion in assets under management.

We are writing to officially ask for a review of the guidelines and voting record of the SSgA Proxy Review Committee. I very much appreciate the time given by Shawn Johnson and Andrew Letts to discuss this issue with us in early October. They were clear in explaining the proxy voting process and vigorous in defending the practice of voting against all shareholder resolutions on social and environmental matters while voting selectively for various corporate governance reforms. Nonetheless, we believe that the Proxy Review Committee has not performed the research necessary, nor exercised their fiduciary duty adequately, in deciding that there is no economic rationale for supporting *any* shareholder resolution addressing social and environmental concerns – whatever the issue and whoever the sponsor.

Last year according to a Ceres report, SSgA voted against all 50 shareholder resolutions addressing climate change, even though many were a request for greater disclosure. Ironically, SSgA invests in hundreds of companies that provide comprehensive reports on greenhouse gas emissions and steps taken to reduce them. These companies understand the business case for being proactive on climate change and are acting accordingly, yet their perspective is not taken into consideration by the Proxy Review Committee.

SSgA has stated publicly that it understands how ESG factors can affect companies financially and has heralded its investment in Innovest. However, when it comes to proxy voting, it appears that State Street's practice contradicts statements in its own Corporate Social Responsibility Reports and other public venues that recognize the importance of ESG factors in contributing to long term business success.

In summary, the Proxy Review Committee is ignoring the perspective of more and more institutional investors and companies alike – as well as State Street's publicly stated views – regarding the potential economic impacts of climate change on long term shareholder value.

We concur that the central principle guiding proxy voting decisions is whether a resolution would advance shareholder value by protecting reputation, reducing risk, or supporting a forward thinking strategic plan by the Board. We are not attempting to change the paradigm for proxy voting. We simply appeal to SSgA to acknowledge the range of factors that go into making the case for a vote. Other financial institutions such as Lazard, Goldman Sachs, Schwab and TIAA-CREF have a more nuanced voting pattern that results in their support of some ESG themed shareholder resolutions. Additionally, your expert proxy advisor, RiskMetrics, has been thoughtful in recommending support of a number of ESG resolutions.

We believe that SSgA's proxy voting process is deficient and in need of a thorough review. Thus, Walden is filing the enclosed resolution appealing for a Board initiated review of the process.

We are filing the shareholder proposal for inclusion in the 2009 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. Walden is the beneficial owner of these shares as defined in Rule 13d-3 of the Act. We intend to maintain ownership of at least the required number of shares for filing resolutions through the date of the next stockholder's annual meeting. We have been a shareholder of over $2,000 of stock for more than one year and are providing verification of our ownership position. A representative will attend the shareholder's meeting to move the resolution as required by SEC Rules. Other concerned investors may join in co-filing this resolution with Walden and should be considered as filing the same resolution. Walden is the primary filer.

Please contact me at tsmith@bostontrust.com or 617-726-7155 if you have any questions.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Andrew Letts
Shawn Johnson – Chair Investment Committee
Ronald Logue – Chief Financial Officer

November 3, 2008

To Whom It May Concern:

Boston Trust & Investment Management Company (Boston Trust) acts as custodian for Walden Asset Management, a division of Boston Trust.

We are writing to verify that Walden Asset Management currently holds at least 200,000 shares of State Street Corporation (Cusip #857477103). We confirm that Walden Asset Management has beneficial ownership of at least $2,000 in market value of the voting securities of State Street Corporation and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact Regina Morgan at 617-726-7259 or rmorgan@bostontrust.com directly.

Sincerely,

Jane W. White
Director of Operations

State Street Corporation is a respected leader in the financial services industry and State Street Global Advisors (SSgA) has a long track record of responsive service to investment management clients.

State Street publishes an annual Corporate Social Responsibility (CSR) Report describing a broad spectrum of policies and programs addressing sustainability concerns. "Simply put, corporate social responsibility is good for business," asserts the 2007 CSR Report.

The 2006 CSR report states "You will read about how we protect shareholder value through corporate governance; conduct our global business by collaborating with customers and strategic partners; preserve the environment; create a positive work environment for our employees; and serve our communities...and why we think sustainability is important to our long-term success."

Furthermore, since 1986 SSgA has offered socially screened portfolios for clients. By 2007, according to the CSR Report. SSgA was managing $80 billion in assets incorporating environmental, social and governance factors.

As part of its fiduciary duty, State Street is responsible for voting proxies of companies in which it holds stock on behalf of clients. However, its proxy voting record seems to ignore State Street's proclaimed environmental commitment and stated position regarding the impact of key environmental factors on shareholder value. A thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives.

To the best of our knowledge, SSgA uniformly votes against all shareholder resolutions on social, environmental and climate change matters, backing management recommendations even when major proxy advisory services, such as RiskMetrics, support such resolutions with a clear, economic rationale.

For example, increasingly investors around the world acknowledge the potential for climate change to affect long-term business success. Pension funds, investment management firms and other investors with over $50 trillion in assets under management support the Carbon Disclosure Project, an organization calling on companies to disclose their greenhouse gas emissions and reduction plans.

In 2008 over 50 resolutions were filed at companies facing a potential, significant business impact from climate change. Many of the resolutions simply asked for more disclosure, noting that thousands of companies globally report on their carbon emissions and steps they are taking to reduce them. State Street voted against such resolutions, in contrast to investment firms such as Goldman Sachs, Schwab and Lazard who supported some of them.

Ironically, State Street reports its own greenhouse gas emissions in its CSR Reports and further describes the company's active role in addressing climate change.

We are disappointed that State Street's proxy voting record does not reflect the company's own commitment to climate change, as well as other social and environmental factors with the potential to impact long term shareholder value.

Resolved;

Shareholders request the Board to initiate a review of SSgA's Proxy Voting Policies, taking into account State Street's own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented. The review should consider updating State Street policies. The results of the review, conducted at reasonable cost and excluding proprietary information, should be reported to investors by October 2009.

EXHIBIT B

The Marianists
Province of the United States

14 November 2008

Mr. Jeffrey Carp
Corporate Secretary
State Street Corporation
One Lincoln Street
Boston, MA 02111-2900

RE: Agenda Item for 2009 Annual Shareholder Meeting

Dear Mr Carp,

The Marianist Province of the United States, a Roman Catholic religious order of men, is an investor in State Street Corporation. State Street Bank also acts as the custodial bank for our investment portfolio. Through our Office of Peace and Justice we are mandated to monitor the social implications of polices and practices of those companies in which we hold investments. We join our actions with like-minded faith-based and socially concerned investors who are members of the Interfaith Center for Corporate Responsibility (ICCR).

Therefore, this letter serves as notice that we are co-filing the enclosed shareholder proposal with Walden Asset Management who will act as the "primary filer". We ask that the text of the resolution be included in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Also enclosed is a letter of certification of ownership from our Custodian of our current position of 25,162 shares and the fulfillment of the market value amount and time requirements of SEC Rule 14-a-8. The Marianist Province of the United States intends to fulfill all requirements of Rule 14-a-8, including holding the requisite amount of equity through the date of the 2008 Annual Meeting. We expect other investors may join us as co-filers.

We would welcome the opportunity to dialogue with anyone from the company on this important issue. You may reach me for any clarification at 917-561-2325.

Sincerely,

Bro. Steven P. O'Neil, SM
Shareholder Action Coordinator

Enc: Resolution, Verification of Ownership
Cc: Bro. Joseph Markel, SM; Tim Smith

PROXY VOTING POLICIES

State Street Corporation is a respected leader in the financial services industry and State Street Global Advisors (SSgA) has a long track record of responsive service to investment management clients.

State Street publishes an annual Corporate Social Responsibility (CSR) Report, describing a broad spectrum of policies and programs addressing sustainability concerns. "Simply put. corporate social responsibility is good for business," asserts the 2007 CSR Report.

The 2006 CSR report states "You will read about how we protect shareholder value through corporate governance; conduct our global business by collaborating with customers and strategic partners; preserve the environment; create a positive work environment for our employees; and serve our communities...and why we think sustainability is important to our long-term success."

Furthermore, since 1986 SSgA has offered socially screened portfolios for clients. By 2007, according to the CSR Report, SSgA was managing $80 billion in assets incorporating environmental, social and governance factors.

As part of its fiduciary duty, State Street is responsible for voting proxies of companies in which it holds stock on behalf of clients. However, its proxy voting record seems to ignore State Street's proclaimed environmental commitment and stated position regarding the impact of key environmental factors on shareholder value. A thoughtful fiduciary must carefully review the economic rationale for all proxy initiatives.

To the best of our knowledge, SSgA uniformly votes against all shareholder resolutions on social, environmental and climate change matters, backing management recommendations even when major proxy advisory services, such as RiskMetrics, support such resolutions with a clear, economic rationale.

For example, increasingly investors around the world acknowledge the potential for climate change to affect long-term business success. Pension funds, investment management firms and other investors with over $50 trillion in assets under management support the Carbon Disclosure Project, an organization calling on companies to disclose their greenhouse gas emissions and reduction plans.

In 2008 over 50 resolutions were filed at companies facing a potential, significant business impact from climate change. Many of the resolutions simply asked for more disclosure, noting that thousands of companies globally report on their carbon emissions and steps they are taking to reduce them. State Street voted against such resolutions, in contrast to investment firms such as Goldman Sachs, Schwab and Lazard who supported some of them.

Ironically, State Street reports its own greenhouse gas emissions in its CSR Reports and further describes the company's active role in addressing climate change.

We are disappointed that State Street's proxy voting record does not reflect the company's own commitment to climate change, as well as other social and environmental factors with the potential to impact long term shareholder value.

Resolved:

Shareholders request the Board to initiate a review of SSgA's Proxy Voting Policies, taking into account State Street's own corporate responsibility and environmental positions and the fiduciary and economic case for the shareholder resolutions presented. The review should consider updating State Street policies. The results of the review, conducted at reasonable cost and excluding proprietary information, should be reported to investors by October 2009.

STATE STREET

Pauline Calhoun
Client Services Officer
1200 Crown Colony Drive
Quincy MA 02169
Phone (617) 537-3014
Fax: (617) 537-3916
pcalhoun@statestreet.com

November 12, 2008

Brother Steve O'Neil, S.M.
Director of Finance
The Marianist Province of the United States
4425 West Pine Boulevard
St Louis, MO 63108-2301

Re: Confirmation of Holdings

Dear Brother Steve:

This letter is to confirm that as of November 12, 2008, State Street Bank and Trust Company holds 25,162 shares of State Street Corp. common stock in custody on behalf of the Marianists Province of the United States.

Please call me at (617) 537-3014 if you have any questions or require additional information.

Sincerely,

Pauline Calhoun
Client Service Officer